Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant or other professional adviser.

If you have sold or otherwise transferred all of your ordinary shares, please pass this document together with the accompanying documents to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the ordinary shares.

Burford Capital Limited

(incorporated and registered in Guernsey under number 50877)

NOTICE OF ANNUAL GENERAL MEETING

Notice of the annual general meeting of Burford Capital Limited to be held at 09:00 a.m. BST on 18 May 2022 at Oak House, Hirzel Street, St Peter Port, Guernsey GY1 2NP is set out in this notice.

Whether or not you propose to attend the annual general meeting, please complete and submit a proxy form or voting instruction form (for New York Stock Exchange (“NYSE”) investors) or a voting instruction form (for London Stock Exchange’s Alternative Investment Market (“AIM”) investors) in accordance with the instructions printed on the relevant form. For NYSE investors (as described below), voting will close at 11:59 p.m. ET on 13 May 2022. For AIM investors (as described below), the voting instruction form must be received by no later than 08:59 a.m. BST on 13 May 2022 in order for Computershare Investor Services PLC to submit your votes on your behalf.

Burford Capital Limited	Notice of Annual General Meeting 2022 2

Registered Office:
Oak House
Hirzel Street
St Peter Port
Guernsey GY1 2NP

Incorporated and registered in Guernsey
under registration number 50877

Chairman’s Letter

Burford Capital Limited

13 April 2022

To the holders of ordinary shares

Notice of Annual General Meeting

Dear Shareholder,

I am pleased to write to you with details of our annual general meeting (“AGM”) which we are holding at 09:00 a.m. BST on 18 May 2022 at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP.

If you plan on attending the AGM, we ask for logistical and security reasons that you register your intention to do so in advance by email to cosec@oak.group. If you are not a registered shareholder (for example, if you hold your shares in “street name” through your broker), kindly include evidence of your shareholding. We will only admit to the meeting (i) registered shareholders and (ii) those who have registered in advance, confirmed their status as share owners and received confirmation from us of their entitlement to attend.

If shareholders are not able to attend the AGM, Burford Capital Limited (the "Company") has several other options for shareholders to raise questions. The Company regularly participates in investor conferences and hosts shareholder events. Details of such events can be found on the financial calendar page of the Company’s website at www.burfordcapital.com/shareholders/financial-calendar. Shareholders are encouraged to submit their votes by proxy in accordance with the instructions set out in the formal notice of the AGM starting on page 4 of this document.

On 29 March 2022, we released our annual financial report for the year ended 31 December 2021 (the "Annual Report"). The Annual Report is available to view or download in .pdf format at www.burfordcapital.com/shareholders. If you have elected to receive hard copy investor information, we will separately mail you a printed copy of the Annual Report.

If you would like to amend a previously submitted election and you are a New York Stock Exchange ("NYSE") investor, please update your preferences on www.proxyvote.com, call 1-800-579-1639 or send an email to sendmaterial@proxyvote.com. If you are a London Stock Exchange’s Alternative Investment Market (“AIM”) investor, please update your preferences at www.investorcentre.co.uk or contact Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY.

In accordance with the requirement in the articles of incorporation of the Company (the "Articles") for the directors to retire at each AGM, resolutions are proposed to approve the retirement and re-appointment of all the directors of the Company. Resolutions are also proposed to appoint an additional director of the Company, to pay a final dividend of 6.25¢ per ordinary share, to receive the Annual Report, to re-appoint the Company’s auditor, and to provide certain customary authorities to the Company’s directors.

The full text of the resolutions proposed at the AGM is set out in the formal notice of the AGM starting on page 4 of this document.

Explanatory notes

Explanatory notes on all the business to be considered at the AGM appear starting on page 8 of this document.

Recommendation

The board of directors of the Company considers that all the resolutions to be put to the AGM are in the best interests of the Company and its shareholders as a whole. The directors unanimously support them and unanimously recommend that you do so as well.

Action to be taken

If you would like to vote on the resolutions but cannot attend the AGM in person, please follow the below instructions.

The Company’s ordinary shares trade on both the New York Stock Exchange (NYSE) and the London Stock Exchange’s Alternative Investment Market (AIM). Trading on two exchanges involves some additional time for seamless trading, settlement and voting. We refer to “NYSE investors” as those investors in the Company’s ordinary shares whose ordinary shares are registered directly through Computershare US or with a bank, broker or other nominee that settles trades on the NYSE. We refer to “AIM investors” as those investors in the Company’s ordinary shares through depositary interests held directly through Computershare UK or with a bank, broker or other nominee that settles trades on AIM. The ordinary shares and depositary interests are referred to herein collectively as “ordinary shares”.

For NYSE investors, please visit www.proxyvote.com to vote by internet. Alternatively, NYSE investors can vote by phone at 1-800-690-6903 or mark, sign and date your proxy card or voting instruction form, as applicable, and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Voting for NYSE investors must be received by 11:59 p.m. ET on 13 May 2022.

Burford Capital Limited	Notice of Annual General Meeting 2022 3

For AIM investors, please send your voting instruction form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. The voting instruction forms must reach Computershare Investor Services PLC by no later than 08:59 a.m. BST on 13 May 2022 in order for Computershare Investor Services PLC to submit your votes on your behalf. Instructions for CREST members who wish to appoint a proxy or proxies through the CREST electronic appointment service are set out in the notes to the formal notice of the AGM starting on page 4 of this document.

As a result of the Company’s ordinary shares trading on both the NYSE and AIM as well as the Company’s incorporation in Guernsey, additional time is required for Broadridge’s tabulation of final votes on the resolutions put to the AGM. Consequently, the Company expects that the final results of the voting at the AGM will be announced on the second business day following the AGM.

Yours faithfully,

Hugh Steven Wilson

Chairman

Burford Capital Limited	Notice of Annual General Meeting 2022 4

Burford Capital Limited

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that this year’s annual general meeting (the “Meeting”) will be held at 09:00 a.m. BST on 18 May 2022 at Oak House, Hirzel Street, St Peter Port, Guernsey GY1 2NP. You will be asked to consider and pass the resolutions below (each, a “Resolution” and, collectively, the “Resolutions”). Resolutions 14 and 15 will be proposed as special resolutions, and all of the other Resolutions will be proposed as ordinary resolutions.

Ordinary resolutions

1.	That the accounts of the Company for the year ended 31 December 2021 and the report of the directors and the auditor thereon be received.

2.	That a final dividend of 6.25¢ (United States cents) per ordinary share recommended by the directors be declared and that such final dividend be paid on 17 June 2022 to all ordinary shareholders on the register of members at the close of business on 27 May 2022.

3.	That, following his retirement in accordance with the Articles with effect from the end of the Meeting, Hugh Steven Wilson be re-appointed as a director of the Company in accordance with article 21.6 of the Articles.

4.	That, following his retirement in accordance with the Articles with effect from the end of the Meeting, Christopher Bogart be re-appointed as a director of the Company in accordance with article 21.6 of the Articles.

5.	That, following his retirement in accordance with the Articles with effect from the end of the Meeting, Robert Gillespie be re-appointed as a director of the Company in accordance with article 21.6 of the Articles.

6.	That, following her retirement in accordance with the Articles with effect from the end of the Meeting, Andrea Muller be re-appointed as a director of the Company in accordance with article 21.6 of the Articles.

7.	That, following his retirement in accordance with the Articles with effect from the end of the Meeting, Charles Parkinson be re-appointed as a director of the Company in accordance with article 21.6 of the Articles.

8.	That, following his retirement in accordance with the Articles with effect from the end of the Meeting, John Sievwright be re-appointed as a director of the Company in accordance with article 21.6 of the Articles.

9.	That Christopher Halmy be appointed as a director of the Company in accordance with article 21.2 of the Articles.

10.	That Ernst & Young LLP of St. Julian’s Avenue, St Peter Port, Guernsey GY1 2HH be re-appointed as the Company’s auditors until the conclusion of the next general meeting of the Company at which accounts are laid.

11.	That the directors be authorized to agree the remuneration of the auditor.

12.	That:

(a)	in accordance with article 3.12 of the Articles (and, to the extent necessary, article 3.6), the directors be generally and unconditionally authorized (unless this authority is renewed, varied or revoked by the Company in general meeting) to:

(i)	allot and issue unissued shares in the Company, and grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate number of 73,016,625 shares in the Company; and

(B)	comprising equity securities up to an aggregate number of 146,033,251 in connection with an offer by way of a rights issue:

(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and in doing so may impose any limits or restrictions and make any arrangements or take any actions in connection therewith which they consider necessary or appropriate, until the close of the annual general meeting of the Company to be held in 2023 (or, if earlier, at the close of business in Guernsey on 17 August 2023);

(ii)	make an offer or agreement prior to the expiry of this authority which would or might require such unissued shares to be allotted or issued or such rights to be granted after the authority has expired; and

(iii)	allot and issue such unissued shares and grant such rights in pursuance of an offer or agreement under sub-paragraph (ii) after this authority expires as if it had not expired.

(b)	all existing authorities to allot and issue such unissued shares and grant such rights be revoked, except where such authority is pursuant to an existing offer or agreement properly made by the Company before the expiry of the authority pursuant to such offer or agreement was made.

13.	That the Company be and is hereby generally and unconditionally authorized (in accordance with article 3.4 of the Articles) to make market purchases (within the meaning of section 315 of the Companies (Guernsey) Law, 2008, as amended) of its ordinary shares, subject to the following conditions:

(a)	the maximum number of ordinary shares authorized to be purchased is 21,904,987;

(b)	this authority shall expire at the close of the annual general meeting of the Company to be held in 2023 (or, if earlier, at the close of business in Guernsey on 17 August 2023);

(c)	a contract to purchase shares under this authority may be made before the expiry of this authority, and concluded in whole or in part after the expiry of this authority;

(d)	the minimum price (exclusive of expenses) which may be paid for an ordinary share is one penny; and

(e)	the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares of the Company for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased.

Burford Capital Limited	Notice of Annual General Meeting 2022 5

Special resolutions

14.	That, subject to the passing of Resolution 12, the directors be generally empowered (pursuant to article 4.5(a) of the Articles) to allot and/or issue equity securities (as defined in the Articles) for cash, pursuant to the authority conferred by Resolution 12 as if article 4.1 of the Articles did not apply to the allotment or issue, as applicable, subject to the following conditions:

(a)	this power expires (unless previously renewed, varied or revoked by the Company at a general meeting) at the close of the annual general meeting of the Company to be held in 2023 (or, if earlier, at the close of business in Guernsey on 17 August 2023), but the Company may make an offer or agreement which would or might require equity securities to be allotted and/or issued after expiry of this power and the directors may allot and/or issue equity securities in pursuance of that offer or agreement as if this power had not expired;

(b)	this power is, subject to paragraph (c) of this Resolution, limited to the allotment and/or issue of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 12(a)(i)(B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to individuals who hold other equity securities, if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities, and in doing so the directors may impose any limits or restrictions and make any arrangements or take any actions in connection therewith which they consider necessary or appropriate;

(c)	this power is, in the case of the authority granted under Resolution 12(a)(i)(A), limited to the allotment and/or issue of equity securities for cash otherwise than pursuant to paragraph (b) of this Resolution up to an aggregate number of 10,952,493 ordinary shares; and

(d)	this power applies, in relation to a sale of ordinary shares which is an allotment and/or issue of equity securities by virtue of article 4.2 of the Articles, as if in the first paragraph of this Resolution the words “pursuant to the authority conferred by Resolution 12” were omitted.

15.	That, subject to the passing of Resolution 12, and in addition to any power given to them pursuant to Resolution 14, the directors be generally empowered (pursuant to article 4.5(a) of the Articles) to allot and/or issue equity securities (as defined in the Articles) for cash, pursuant to the authority conferred by Resolution 12 as if article 4.1 of the articles did not apply to the allotment or issue, as applicable, subject to the following conditions:

(a)	this power expires (unless previously renewed, varied or revoked by the Company at a general meeting) at the close of the annual general meeting of the Company to be held in 2023 (or, if earlier, at the close of business in Guernsey on 17 August 2023), but the Company may make an offer or agreement which would or might require equity securities to be allotted and/or issued after expiry of this power and the directors may allot and/or issue equity securities in pursuance of that offer or agreement as if this power had not expired;

(b)	this power is, in the case of the authority granted under Resolution 12(a)(i)(A), limited to the allotment and/or issue of equity securities for cash up to an aggregate number of 10,952,493 shares and provided that the allotment and/or issue is for the purposes of financing (or refinancing, if the power is used within six months of the original transaction)

a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Pre-Emption Group’s Statement of Principles on Disapplying Pre-emption Rights published most recently prior to the date of this notice; and

(c)	this power applies, in relation to a sale of ordinary shares which is an allotment and/or issue of equity securities by virtue of article 4.2 of the Articles, as if in the first paragraph of this Resolution the words “pursuant to the authority conferred by Resolution 12” were omitted.

13 April 2022

By order of the board of directors of Burford Capital Limited

Oak Fund Services (Guernsey) Limited

Company Secretary

Burford Capital Limited	Notice of Annual General Meeting 2022 6

NOTES

Entitlement to attend and vote

1.	The right to attend and vote at the Meeting is determined by reference to the Company’s register of members. A member is only entitled to attend and vote at the Meeting if that member is entered in the register of members at 11:59 p.m. ET (for NYSE investors) or 08:59 a.m. BST (for AIM investors) on 13 May 2022 (or, if the Meeting is adjourned, 48 hours before the time of any adjourned meeting). A member is entitled to vote in respect of the number of ordinary shares registered in the member’s name at that time. Changes to the entries in the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Proxies

2.	Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy form for a registered holder, which may be used to make such appointment and give proxy instructions, accompanies this notice. If you do not have a proxy form and believe that you should, or if you would like to appoint more than one proxy, please contact the Company’s registrar. For NYSE investors, please contact Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. For AIM investors, please contact Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. In the case of joint holders, the vote of the first named holder in the register of members of the Company who tenders a voting instruction or a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.

A NYSE investor may appoint a proxy or proxies by:

•	completing the information at www.proxyvote.com;
•	voting by phone at 1-800-690-6903; or
•	marking, signing and dating your proxy card or voting instruction form, as applicable, and returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

An AIM investor may appoint Computershare Company Nominees Limited, the custodian of the Company, to vote on the holder’s behalf at the Meeting by:

•	completing and returning the voting instruction form enclosed with this notice to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol BS99 6ZY; or
•	if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

IMPORTANT: For NYSE investors, your proxy form or voting instruction form must be received no later than 11:59 p.m. ET on 13 May 2022. For AIM investors, the voting instruction form must be received no later than 08:59 a.m. BST on 13 May. To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the agent of the Company's registrar Computershare Investor Services PLC (3RA50) by no later than 08:59 a.m. BST on 13 May 2022.

Further details of the appointment of proxies are given in the notes to the proxy form enclosed with this notice.

Corporate representatives

3.	In the case of a member which is a corporation, the proxy or voting instruction form must be executed under its common seal or under the hand of a duly authorized officer or person or in any other manner authorized by its constitution.

Issued share capital and total voting rights

4.	At the close of business on 6 April 2022 (being the last practicable date prior to the publication of this notice) the Company’s issued share capital consisted of 219,049,877 ordinary shares, carrying one vote each.

Voting results

5.	The results of the voting at the Meeting will be announced through a Regulatory Information Service as soon as practicable after the date of the Meeting and will appear on the Company’s website at www.burfordcapital.com. Broadridge requires additional time to tabulate final votes on the resolutions put to the AGM because the Company’s ordinary shares trade on both the NYSE and AIM, and because the Company is incorporated in Guernsey. As a result, the Company expects that the final results of the voting at the AGM will be announced on the second business day following the AGM.

Questions

6.	If you have any questions about this document or the Meeting or are in doubt as to how to complete the proxy form or voting instruction form, please call the Burford Capital shareholder helpline between 9:00 a.m. and 5:00 p.m. local time Monday to Friday (except UK public holidays) at 800-736-3001 for NYSE investors and 0370 707 4040 for AIM investors. Calls to the Burford Capital shareholder helplines from outside the United States or the United Kingdom, as applicable, will be charged at international rates. Other telephone provider costs may vary. Please note that calls may be monitored or recorded, and that the helplines cannot provide financial advice or advice on the merits of matters proposed at the Meeting.

NOTES FOR CREST MEMBERS

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by using the procedures set out in the CREST manual, which can be viewed at www.euroclear.com/CREST. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should contact their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST proxy instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as set out in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must be transmitted so as to be received by the agent of the Company’s registrar, Computershare Investor Services PLC (3RA50) by:

•	no later than 08:59 a.m. BST on 13 May 2022, or
•	if the meeting is adjourned, no less than 48 hours (excluding any part of a non-working day) before the time appointed for the adjourned meeting at which the person named in the proxy form proposes to vote, or
•	in the case of a poll, at the time the poll is demanded or, if the poll is to be taken more than 48 hours after it is demanded, at least 24 hours (excluding any part of a non-working day) before the time appointed for taking the poll.

If not, unless the board of directors of the Company directs otherwise) the message shall not be treated as valid. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the

Burford Capital Limited	Notice of Annual General Meeting 2022 7

CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Burford Capital Limited	Notice of Annual General Meeting 2022 8

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

The notes on the following pages explain the proposed Resolutions.

Resolutions 1 to 13 are proposed as ordinary resolutions. This means that, for each of these Resolutions to be passed, more than half of the votes cast by persons entitled to vote must be in favor of the Resolution.

Resolutions 14 and 15 are proposed as special resolutions. This means that, for each of these Resolutions to be passed, at least three quarters of the votes cast by persons entitled to vote must be in favor of the Resolution.

Adoption of report and accounts – (Resolution 1)

The directors will present the report of the directors and the accounts of the Company for the year ended 31 December 2021 to shareholders at the annual general meeting. The report of the directors, the accounts, and the report of the Company’s auditor on the accounts are contained in the Annual Report, which can be found on the Company's website at www.burfordcapital.com/shareholders.

Declaration of final dividend – (Resolution 2)

A final dividend can only be paid after the shareholders at a general meeting have approved it, and it cannot exceed the amount recommended by the directors. If approved, the dividend will be paid on 17 June 2022 to all ordinary shareholders on the register of members at the close of business on 27 May 2022.

Shareholders with a registered position in the United States or who hold a position with a US bank or brokerage firm in Depositary Trust & Clearing Corporation (DTCC) will have their dividend paid in US dollars. Any registered holders on the US registry who wish instead to receive payment in pounds sterling should complete and forward a Dividend Currency Election form to Computershare Trust Company NA, PO Box 505000, Louisville, Kentucky 40233-5000, to arrive no later than 30 May 2022. Depositary Interest holders with positions held in CREST will have the dividend converted into pounds sterling shortly before the time of payment and paid in pounds sterling. Any such holder who wishes instead to receive payment in US dollars should complete and forward a Dividend Currency Election form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, to arrive no later than 30 May 2022. The Dividend Currency Election form can be found on the Company’s website at www.burfordcapital.com/shareholders/governance/#documentcentre.

Re-appointment of directors retiring in accordance with the Articles – (Resolutions 3 to 8)

Resolutions 3 to 8 propose the re-appointment of the directors who are retiring in accordance with the Articles. The re-appointments will take effect at the conclusion of the Meeting.

Following the annual evaluation exercise conducted during the year, the board of directors of the Company considers that the directors proposed for re-appointment continue to make an effective and valuable contribution and demonstrate commitment to the role. The board of directors of the Company is content that the directors offering themselves for re-appointment are independent in character and there are no relationships or circumstances likely to affect his or her character or judgment. Biographical details of each director of the Company can be found on the Company's website at http://www.burfordcapital.com/shareholders/governance/#board.

Accordingly, the board of directors of the Company (excluding Hugh Steven Wilson, Christopher Bogart, Robert Gillespie, Andrea Muller, Charles Parkinson and John Sievwright for the purposes of Resolutions 3, 4, 5, 6, 7 and 8, respectively) unanimously recommends the re-appointment of the directors.

Appointment of director – (Resolution 9)

Resolution 9 proposes the appointment of Christopher Halmy as director of the Company. The board of directors of the Company is content that Mr Halmy is independent in character and there are no relationships or circumstances likely to affect his character or judgment. The appointment will take effect at the conclusion of the

Meeting. Biographical details of Mr Halmy can be found in the appendix to this notice.

Re-appointment of auditor and auditor’s remuneration – (Resolutions 10 and 11)

The auditor of a company must be re-appointed at each general meeting at which accounts are laid. Resolution 10 proposes the re-appointment of the Company’s existing auditor, Ernst & Young LLP, until the conclusion of the next general meeting of the Company at which accounts are laid. Resolution 11 gives authority to the directors to determine the auditor’s remuneration.

Authority to allot shares – (Resolution 12)

Resolution 12 would renew the authority granted at last year’s annual general meeting which expires on the date of the forthcoming annual general meeting. Resolution 12 authorizes the directors to allot and/or issue unissued ordinary shares in the Company or grant rights to subscribe for, or convert any security into, shares in the Company up to:

(a)	an aggregate number of 73,016,625 shares (representing approximately one-third of the Company’s issued ordinary share capital as at close of business on 6 April 2022 (being the latest practicable date prior to publication of this notice); and

(b)	an aggregate number of 146,033,251 shares (including within such limit any shares issued or rights granted under paragraph (a) above) in connection with a pre-emptive offer to existing shareholders by way of a rights issue.

This authority would expire at the close of the annual general meeting of the Company to be held in 2023 (or, if earlier, at the close of business in Guernsey on 17 August 2023). The extent of these authorities is in accordance with applicable institutional guidelines. The board of directors of the Company has no present intention to exercise this authority. However, the board of directors of the Company considers it prudent to maintain the flexibility that this authority provides, and intends to renew this authority annually.

Authority to purchase own ordinary shares – (Resolution 13)

Resolution 13 would renew the authority granted at last year’s annual general meeting which expires on the date of the forthcoming annual general meeting. Resolution 13 authorizes the Company to make market purchases of its own ordinary shares (which will include any ordinary shares which are settled in the form of depositary interests) as permitted by section 315 of the Companies (Guernsey) Law, 2008, (as amended). The authority would limit the number of shares that could be purchased to a maximum of 21,904,987, which represents approximately 10% of the Company’s issued ordinary share capital as at close of business on 6 April 2022 (being the latest practicable date prior to publication of this notice).

This authority would expire at the close of the annual general meeting of the Company to be held in 2023 (or, if earlier, at the close of business in Guernsey on 17 August 2023). As with Resolution 12, the board of directors of the Company considers it prudent to maintain the flexibility that this authority provides, and intends to renew this authority annually.

Disapplication of pre-emption rights – (Resolution 14)

The Articles provide that, subject to certain exceptions, before the directors may allot and/or issue equity securities wholly for cash, they must first offer them to existing shareholders in proportion to their holdings of ordinary shares. Resolution 14 would empower the directors to allot and/or issue equity securities wholly for cash as if such pre-emption rights did not apply:

(a)	in connection with a rights issue up to the aggregate number authorized pursuant to Resolution 12; and

(b)	otherwise than in connection with a rights issue, up to an aggregate number of 10,932,493 shares, which represents approximately 5% of the Company’s issued ordinary share capital as at close of business on 6 April 2022 (being the latest practicable date prior to publication of this notice).

This authority would expire at the close of the annual general meeting of the Company to be held in 2023 (or, if earlier, at the close of business in

Burford Capital Limited	Notice of Annual General Meeting 2022 9

Guernsey on 17 August 2023). The board of directors of the Company has no present intention to exercise the authority under Resolution 14. However, to the extent it does exercise this authority, the board of directors of the Company will act in accordance with applicable institutional guidelines. The board of directors of the Company considers it prudent to maintain the flexibility that this authority provides, on the understanding that there may be occasions when the directors need the flexibility to finance business opportunities by allotting and/or issuing shares without a pre-emptive offer to existing shareholders. The board of directors of the Company intends to renew this authority annually.

Disapplication of pre-emption rights for an acquisition or specified capital investment – (Resolution 15)

Resolution 15 would, in addition to the authority sought under Resolution 14, further empower the directors to allot and/or issue equity securities wholly for cash as if the shareholder pre-emption rights referred to in the note to Resolution 14 did not apply. The authority sought is limited to the allotment and/or issue of equity securities wholly for cash up to an aggregate number of 10,952,493 shares, which represents approximately 5% of the Company’s issued ordinary share capital as at close of business on 6 April 2022 (being the latest practicable date prior to publication of this notice). This further waiver may only be used for an allotment and/or of equity securities wholly for cash for the purposes of financing (or refinancing, if the waiver is used within six months of the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice.

This authority would expire at the close of the annual general meeting of the Company to be held in 2023 (or, if earlier, at the close of business in Guernsey on 17 August 2023). The board of directors of the Company has no present intention to exercise this authority. However, to the extent it does, the board of directors of the Company will act in accordance with applicable institutional guidelines. The board of directors of the Company considers it prudent to maintain the flexibility that this authority provides, on the understanding that there may be occasions when the directors need the flexibility to finance business opportunities by allotting and/or issuing shares without a pre-emptive offer to existing shareholders. The board of directors of the Company intends to renew this authority annually.

Burford Capital Limited	Notice of Annual General Meeting 2022 10

APPENDIX

Biography of Christopher Halmy

Christopher Halmy (54) currently serves as the chairman of the board of directors of Mercury Financial and as a director of Solar Mosaic LLC. Until its sale in 2021, he was also a director at Spectrum Automotive. His long career has included almost a decade as the Chief Financial Officer of Ally Financial Inc., where he led its multinational initial public offering and oversaw its $25 billion investment portfolio. His other experience in finance, accounting and treasury roles includes time at Deloitte, JP Morgan, Merrill Lynch and MBNA, and he was involved with Bank of America’s purchase of Merrill Lynch and its potential purchase of Lehman Brothers in 2009. He is a Certified Public Accountant and holds both a bachelor’s degree and MBA from Villanova University, where he currently serves on the Provost’s advisory board. He also serves on the McColl Business School board at Queens University of Charlotte, North Carolina.

Mr Halmy has no prior connections to the Company of any kind and will be categorized as an independent non-executive director.

Burford Capital Limited	Notice of Annual General Meeting 2022 11

NOTES